            THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED
                   PURSUANT TO RULE 901(d) OF REGULATION S-T

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                   REXEL, INC.
                                  ------------
                               formerly known as
                               -----------------
                             WILLCOX & GIBBS, INC.
                             ---------------------
                                (Name of Issuer)


                                  Common Stock
                            par value $1.00 per share
                         ----------------------------------
                         (Title of Class of Securities)


                                    969207109
                                 ------------------
                                 (CUSIP Number)


                          Jean-Francois Carreras, Esq.
                        Arent Fox Kintner Plotkin & Kahn
                                 1675 Broadway
                               New York, NY 10019
                                 (212) 484-3975
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   May 15, 1995
                            ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index: Page N/A
                               Page 1 of 18 Pages

                                  SCHEDULE 13D
                                 AMENDMENT NO.4

CUSIP NO. 969207109                                          PAGE 2 OF 18 PAGES

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                        PINAULT-PRINTEMPS-REDOUTE S.A.
                    (Foreign entity - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3    SEC Use Only

4    Source of Funds*

            N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization


                                                FRANCE


                                         7     Sole Voting Power
Number of                                              0
 Shares
Beneficially                             8     Shared Voting Power
 Owned By                                              11,008,781
  Each

 Reporting                               9     Sole Dispositive Power
  Person                                               0
  With
                                         10    Shared Dispositive Power
                                                       11,008,781

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                          11,008,781

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]

13   Percent of Class Represented by Amount in Row (11)
                      45.65%

14   Type of Reporting Person*
                      CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                 AMENDMENT NO.4

CUSIP NO. 969207109                                          PAGE 3 OF 18 PAGES

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                  REXEL S.A.
                    (Foreign entity - No number available)

2    Check the Appropriate Box if a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3    SEC Use Only

4    Source of Funds*

             WC, BK

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization


                                                FRANCE


                                        7     Sole Voting Power
Number of                                             0
 Shares
Beneficially                            8     Shared Voting Power
 Owned By                                             11,008,781
  Each

 Reporting                              9     Sole Dispositive Power
  Person                                              0
  With
                                        10    Shared Dispositive Power
                                                      11,008,781

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                          11,008,781

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [_]

13   Percent of Class Represented by Amount in Row (11)
                      45.65%

14   Type of Reporting Person*
                      CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                AMENDMENT NO.4

CUSIP NO. 969207109                                           PAGE 4 OF 18 PAGES

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                  INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                                  64-0740911

2    Check the Appropriate Box if a Member of a Group*
                                                     a. [_]
                                                     b. [_]

3    SEC Use Only

4    Source of Funds*

            N/A

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization


                                                NEW YORK


                                        7       Sole Voting Power
Number of                                               0
 Shares
Beneficially                            8       Shared Voting Power
 Owned By                                               4,636,994
  Each
 Reporting                              9       Sole Dispositive Power
  Person                                                0
  With
                                        10      Shared Dispositive Power
                                                        4,636,994

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                              4,636,994

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [_]

13   Percent of Class Represented by Amount in Row (11)
                      19.23%

14   Type of Reporting Person*
                      CO

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps-Redoute S.A. ("PPR"), Rexel S.A. ("Rexel") and International Technical Distributors, Inc. ("ITD") with respect to the acquisition on the open market, during the period December 1, 1994 through May 5, 1995, of 625,200 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Rexel, Inc., formerly known as Willcox & Gibbs, Inc. (the "Issuer") by Rexel S.A. The amount of Common Stock so acquired constitutes approximately 2.60% of the issued and outstanding common stock of the Issuer. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     ITEM 2         IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follow:

     (a), (b), (c) and (f).  The names of the persons filing this statement are:
Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR," formerly known as Pinault-Printemps S.A.); Rexel S.A., a societe anonyme organized and existing under the laws of the Republic of France and a subsidiary of PPR ("Rexel," formerly known as Compagnie de Distribution de Materiel Electrique); and International Technical Distributors, Inc., a corporation incorporated under the laws of the State of New York and a subsidiary of Rexel ("ITD") (PPR, Rexel and ITD are sometimes referred to collectively hereinafter as the "Reporting Persons"). Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the Reporting Persons file this statement jointly on behalf of all of them.

     On December 11, 1992, Groupe Pinault S.A. was merged with and into its then wholly-owned subsidiary Au Printemps S.A., a societe anonyme organized under the laws of the Republic of France. Following such merger, Au Printemps S.A. changed its name to Pinault-Printemps S.A. On May 18, 1994, pursuant to a shareholder vote, La Redoute S.A., a societe anonyme organized under the laws of the Republic of France and until then a subsidiary of Pinault-Printemps S.A., was merged with and into Pinault-Printemps S.A. Following such merger, which the participating companies dated to be effective as of January 1, 1994, Pinault-Printemps S.A. changed its name to Pinault-Printemps-Redoute S.A.

     On June 8, 1993, by vote of its shareholders, Compagnie de Distribution de Materiel Electrique changed its name to Rexel S.A. On December 30, 1993 Pinault-Printemps contributed all the shares of voting stock of Rexel then held by it to Societe Anonyme Professionnelle de Distribution, a societe anonyme organized under the laws of the Republic of France ("SAPRODIS"). PPR holds 82.09% of the shares of voting stock of SAPRODIS. Societe Financiere de Distribution et de Negoce - FIDIN, a societe anonyme organized and existing under the laws of the Republic of France ("FIDIN"), holds 17.91% of the shares of voting stock of SAPRODIS. FIDIN is a wholly owned subsidiary of PPR.

     As a result of the merger and share contribution described in the preceding paragraph, Rexel, ITD and SAPRODIS are subsidiaries of PPR. As of December 31, 1994, approximately 70.96% of the capital stock and 69.47% of the voting rights, respectively, of Rexel are held by SAPRODIS. Approximately 40.70% of the capital stock and 52.31% of the voting rights, respectively, of PPR are owned by Artemis S.A., a societe anonyme organized under the laws of the Republic of France ("Artemis"). Approximately 75.40% of the voting stock of Artemis is owned by S.C.A. Financiere Pinault, a societe en commandite par actions organized under the laws of the Republic of France ("SFP"). Mr. Francois Pinault, the Vice President of the Supervisory Board of PPR, is the general partner of SFP, and approximately 74.36% of their interests in SFP are owned by Mr. Pinault and certain members of his family.

     The principal business address of PPR and SAPRODIS is 102, rue de Provence, 75009 Paris, France. The principal business address of SFP, Artemis and Mr. Pinault is 5, Boulevard de Latour Maubourg, 75007 Paris, France. The principal business address of FIDIN is 18, rue de Troyon, 92316 Sevres, France. As the successor entity to Groupe Pinault S.A., Pinault-Printemps S.A. and la Redoute S.A., PPR, through its subsidiaries, is principally engaged in all of the business activities previously undertaken by Groupe Pinault S.A. and its subsidiaries, viz., the distribution of electrical components and industrial
              ---
supplies, the distribution of furniture and home equipment, department stores and mail ordering, sales and rental of building site equipment,

                              Page 5 of 18 Pages
road transport and services to transportation firms. PPR is also a holding company for a variety of industrial and commercial companies in Africa and the French overseas territories, as well as for certain trading companies in Europe.

     Rexel's principal business address is 26, rue de Londres, 75009 Paris, France. Rexel is engaged principally in the distribution of electrical components and industrial supplies. Rexel is a subsidiary of SAPRODIS, and through SAPRODIS, a subsidiary of PPR.

     ITD's principal business address is 301 46th Court, Meridian, Mississippi 39305. ITD is a holding company the principal business activity of which is the ownership of shares of Common Stock of the Issuer. ITD is a 90%-owned subsidiary of Rexel, through Rexel, a subsidiary of SAPRODIS, and through SAPRODIS, a subsidiary of PPR.

     Schedule A sets forth with respect to each executive officer and director of each of SFP, Artemis, PPR, SAPRODIS, Rexel, FIDIN and ITD such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

     (d) and (e). None of SFP, Artemis, PPR, SAPRODIS, Rexel, FIDIN, ITD or Mr. Pinault and none of the persons named in Schedule A as an executive officer or director of any of SFP, Artemis, PPR, SAPRODIS, Rexel, FIDIN and ITD has been convicted in a criminal proceeding during the last five years; nor has any of said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3         SOURCE AND AMOUNT OF FUNDS/OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented as follows:

     During the period December 1, 1994 through May 5, 1995, Rexel, through a series of open-market purchases, acquired 625,200 shares of Common Stock of the Issuer. Rexel paid total cumulative consideration of $3,962,450 cash for the shares of Common Stock of the Issuer so purchased, for an average purchase price of approximately $6.34 per share. Such purchases were financed by Rexel's confirmed and unconfirmed lines of credit.

     ITEM 4         PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Rexel acquired 625,200 additional shares of the Common Stock of the Issuer purchased during the period December 1, 1994 through May 5, 1995 for investment purposes. Such acquisitions result in the beneficial ownership by Rexel of approximately 45.65% of the Total Voting Power (as such term is defined in the Investment Agreement) of the Issuer.

                              Page 6 of 18 Pages

     ITEM 5         INTEREST IN SECURITIES OF ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

     As a result of its open-market acquisition during the period December 1, 1994 through May 5, 1995 of 625,200 additional shares of the Common Stock of the Issuer, Rexel now directly holds 6,371,787 shares of the Common Stock of the Issuer, equal to approximately 26.42% of the number of shares of Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, equal to approximately 19.23% of the issued and outstanding shares of the Common Stock of the Issuer. PPR, by virtue of its control of Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 11,008,781 shares of the Common Stock of the Issuer, or approximately 45.65% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among PPR, Rexel and ITD, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with PPR. The Reporting Persons now collectively beneficially own 11,008,781 shares of the Common Stock of the Issuer, equal to approximately 45.65% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.

                              Page 7 of 18 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated:  May 15, 1995

                                                PINAULT-PRINTEMPS-REDOUTE S.A.

                                                By:  /s/ Pierre Blayau
                                                     ---------------------------
                                                     Name: Pierre Blayau
                                                     Title: Chairman & CEO


                                                REXEL S.A.

                                                By:  /s/ Serge Weinberg
                                                     ---------------------------
                                                     Name: Serge Weinberg
                                                     Title: President & CEO


                                                INTERNATIONAL TECHNICAL
                                                DISTRIBUTORS, INC.

                                                By:  /s/ Serge Weinberg
                                                     ---------------------------
                                                     Name: Serge Weinberg
                                                     Title: President

                              Page 8 of 18 Pages

                                  SCHEDULE A

                          GENERAL PARTNERS OF S.C.A.
                              FINANCIERE PINAULT
                              ------------------


Name and Principal
Business Address
Citizenship                           Position

________________________________________________________________

Francois PINAULT                      Managing General Partner
c/o Artemis
Citizenship:  French

PINAULT TRUSTEE (S.A.R.L.)            General Partner
c/o Artemis
Citizenship
(Jurisdiction of Organization):       French

                              Page 9 of 18 Pages

               DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS S.A.
               ------------------------------------------------

Name and Principal
Business Address
Citizenship                           Position

_______________________________________________________________________

Francois PINAULT                      President and CEO
c/o Artemis
Citizenship:  French

Patricia BARBIZET-DUSSART             General Manager
c/o Artemis                           Assistant CEO
Citizenship:  French

Francois-Henri PINAULT                Director, General Manager,
c/o Artemis                           Assistant CEO
Citizenship:  French

Jean-Louis de ROUX                    Director
c/o Artemis
Citizenship:  French

John J. RYAN III                      Director
c/o Artemis
Citizenship:  American

                              Page 10 of 18 Pages

              DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE ANONYME
                        PROFESSIONNELLE DE DISTRIBUTION
                        -------------------------------

Name and Principal
Business Address
Citizenship                                    Position

_____________________________________________________________________

Elizabeth TEYSSIER                             Chairman and CEO
c/o PPR
Citizenship:  French

Michel LEMAIRE                                 Director
Prodistri
c/o PPR
Citizenship:  French

Alain GUILLOT                                  Director
Societe Financiere des Grands Magasins
c/o PPR
Citizenship:  French

Cecile de GUILLEBON                            Director
Societe Francaise d'Entrepots
c/o PPR
Citizenship:  French

                              Page 11 of 18 Pages

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        PINAULT-PRINTEMPS-REDOUTE S.A.
                        ------------------------------

Name and Principal
Business Address
Citizenship                           Position

_______________________________________________________________

Pierre BLAYAU                         Chairman & CEO
c/o PPR
Citizenship:  French

Francois Jean-Henri PINAULT           Director
c/o PPR
Citizenship:  French

Jean-Claude SARAZIN                   Director
c/o PPR
Citizenship:  French

Jean-Claude TATE                      Director
c/o PPR
Citizenship:  French

Philippe VINDRY                       Director
c/o PPR
Citizenship:  French

Serge WEINBERG                        Director
c/o PPR
Citizenship:  French

Bernard YONCOURT                      Director
c/o PPR
Citizenship:  French

                              Page 12 of 18 Pages

                           BOARD OF SUPERVISORS/1/ OF
                        PINAULT-PRINTEMPS-REDOUTE S.A.
                        ------------------------------

Name and Principal
Business Address
Citizenship                        Position

_______________________________________________________________

Ambroise ROUX                      President
c/o PPR
Citizenship:  French

Francois PINAULT                   Vice-President
c/o PPR
Citizenship:  French

Patricia BARBIZET-DUSSART          Supervisor
c/o PPR
Citizenship:  French

Gerard ESKENAZI                    Supervisor
c/o PPR
Citizenship:  French

Leopold JEORGER                    Supervisor
c/o PPR
Citizenship:  French

Daniel LEBEGUE                     Supervisor
c/o PPR
Citizenship:  French

Loik LE FLOCH-PRIGENT              Supervisor
c/o PPR
Citizenship:  French












_______________________

     /1/ Pursuant to the French statute governing corporations, "supervisors" have responsibility for appointing the directors and for overseeing the actions of the board of directors, but do not have responsibility for the conduct of the corporation's business.

                              Page 13 of 18 Pages

Jean POLLET                           Supervisor
c/o PPR
Citizenship:  French

Patrick POLLET                        Supervisor
c/o PPR
Citizenship:  French

Alain MINC                            Supervisor
c/o PPR
Citizenship:  French

Bruno ROGER                           Supervisor
c/o PPR
Citizenship:  French

Francois SIMONNET                     Supervisor
c/o PPR
Citizenship:  French

Jean Yves DURANCE                     Supervisor
Credit Lyonnais Investissement
c/o PPR
Citizenship:  French

                              Page 14 of 18 Pages

                               ADVISORY BOARD OF
                        PINAULT-PRINTEMPS-REDOUTE S.A./2/
                       -------------------------------


Name and Principal
Business Address
Citizenship                                Position

___________________________________________________________________

Leon CLIGMAN                               Advisor
c/o PPR
Citizenship:  French

Jean Paul AMIEL                            Advisor
Credit Lyonnais
c/o PPR
Citizenship:  French

Jean LOYRETTE                              Advisor
c/o PPR
Citizenship:  French

Jean-Philippe HOTTINGER                    Advisor
c/o PPR
Citizenship:  French

Jean-Louis de ROUX                         Advisor
c/o PPR
Citizenship:  French













______________________

     /2/ Under the French statute governing corporations, "advisors" ("censeurs") are entitled to attend, and render advice at, the meeting of a firm's board of directors or supervisory board, but have no voting rights.

                              Page 15 of 18 Pages

                            DIRECTORS AND EXECUTIVE
                             OFFICERS OF REXEL S.A.
                             ----------------------

Name and Principal
Business Address
Citizenship                                 Position
________________________________________________________________________

Serge WEINGERG                              Chairman & CEO
c/o Rexel
Citizenship:  French

Claude SCHOESETTERS                         General Manager
c/o Rexel                                   Assistant CEO
Citizenship:  French

Daniel SANDLER                              General Manager (non-director)
c/o Rexel                                   Assistant CEO
Citizenship:  French

Patricia BARBIZET-DUSSART                   Director
c/o Rexel
Citizenship:  French

Pierre BLAYAU                               Director
c/o Rexel
Citizenship:  French

Bernard CLERC                               Director
c/o Rexel                                   Honorary Chairman
Citizenship:  French

Jean-Charles NAOURI                         Director
c/o Rexel
Citizenship:  French

Francois PINAULT                            Director
c/o Rexel
Citizenship:  French

Francois Jean-Henri PINAULT                 Director
c/o Rexel
Citizenship:  French

Jean-Louis de ROUX                          Director
c/o Rexel
Citizenship:  French

Jeannine WOOD                               Director
c/o Rexel
Citizenship:  Canadian

Bernard YONCOURT                            Director
c/o Rexel
Citizenship:  French

                              Page 16 of 18 Pages

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                   INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                   ------------------------------------------

Name and Principal
Business Address
Citizenship                                    Position

__________________________________________________________________

Serge WEINBERG                                 Chairman & CEO
c/o ITD
Citizenship:  French

Robert M. MERSON                               Vice-President
c/o ITD
Citizenship:  American

Alain VIRY                                     Treasurer
c/o ITD
Citizenship:  French

                              Page 17 of 18 Pages

                  DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE
                   FINANCIERE DE DISTRIBUTION ET DE NEGOCE -
              FIDIN (ex GEFIP) 18, Rue de TROYON, SEVRES, FRANCE
              --------------------------------------------------

Francois Jean Henri PINAULT           Chairman and CEO
c/o FIDIN
Citizenship:  French

Patricia BARBIZET                     Director
c/o FIDIN
Citizenship:  French

Laurence FOURNET                      Director
c/o FIDIN
Citizenship:  French

Bernard YONCOURT                      Director
SA SAPARDIS
c/o FIDIN
Citizenship:  French

Jean-Francois PALUS                   General Manager
c/o FIDIN                             (non-director)
Citizenship:  French

                              Page 18 of 18 Pages